

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 22, 2021

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street – Unit 2
San Diego, California 92102

> **Re: Deseo Swimwear Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 14, 2021**
> **File No. 333-249308**

Dear Ms. Cope:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement Form S-1

Executive Compensation, page 23

1.   Please update to include your executive compensation for fiscal year ended December 31, 2020.

Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing